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December 22, 2006	Marc O. Stahl (617) 951-7893 marc.stahl@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: DWS International Fund, Inc. (the “Registrant”); File No. 333-1322

To the Commission:

On behalf of the Registrant, and pursuant to Rule 488 under the Securities Act of 1933, as amended, electronically transmitted herewith is Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (“Amendment No. 1”) relating to the issuance of shares in connection with the merger of DWS International Equity Fund, a series of DWS Advisor Funds, into DWS International Fund, a series of the Registrant (the “Merger”). The initial Registration Statement on Form N-14, as filed on March 7, 2006, proposed the collapse of a master/feeder arrangement. Whereas DWS International Equity Fund, a series of DWS Institutional Funds (“International Equity - Institutional”), was proposed to merge into DWS International Equity Fund, a series of DWS Advisor Funds (“International Equity - Advisor”), and then International Equity - Advisor would merge into DWS International Fund, a series of the Registrant, International Equity - Institutional was liquidated in September 2006. At this time, it is proposed that International Equity - Advisor merge into DWS International Fund since International Equity - Institutional has been liquidated.

The Merger is one of several mergers that have been and are currently being proposed in connection with a reorganization within the DWS fund family (the “Reorganization”). The structure and format of the Registration Statement is substantially similar to the registration statements previously filed in connection with the Reorganization and declared effective by the Commission.

It is currently expected that a meeting of shareholders will be held on April 18, 2007. Accordingly, we plan to mail the proxy materials to shareholders on or about January 25, 2007.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (617) 951-7893.

Very truly yours,

/s/ Marc O. Stahl
Marc O. Stahl